                               PAMECO CORPORATION
                               1000 Center Place
                            Norcross, Georgia 30093

       INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14(f)-1 THEREUNDER

                   REPORT OF CHANGE IN MAJORITY OF DIRECTORS
                    IN CONNECTION WITH PENDING TRANSACTIONS

   This information statement (the "Statement") is being mailed on or about February 18, 2000 to the holders of record of shares of the Class A and Class B Common Stock, par value $0.01 per share, of Pameco Corporation, a Georgia corporation (the "Company"). You are receiving this Statement in connection with the anticipated appointment of persons designated by Littlejohn Fund II, L.P. ("Littlejohn Fund") and Quilvest American Equity, Ltd. ("Quilvest" and, collectively with Littlejohn Fund, the "Purchasers") to a majority of seats on the board of directors of the Company (the "Board") in connection with the Purchasers' investment of $35 million in the Company in exchange for preferred stock and warrants in the Company.

   On February 18, 2000 the Company and the Purchasers signed a series of agreements (the "Transaction") pursuant to which the Purchasers have agreed to pay $35 million (the "Purchase") in exchange for shares of the Company's Series A Cumulative Pay-in-Kind Preferred Stock, par value $1.00 per share (the "Preferred Stock") and warrants to purchase additional such shares (the "Warrants"), subject to certain terms and conditions. With regard to the Purchase, Littlejohn Fund will contribute $28 million of the purchase price and Quilvest will contribute $7 million of the purchase price. The Purchasers have informed the Company that the source of the funds from which Littlejohn Fund will draw to purchase the Preferred Stock is capital to be contributed by its limited partners. Quilvest S.A. is a financial holding company that controls Quilvest Overseas Ltd. Quilvest is a subsidiary of Quilvest Overseas Ltd. and Quilvest makes direct and indirect equity and debt investments in the United States. Quilvest's portion of the purchase of the Preferred Stock will be funded by liquidity made available to Quilvest from Quilvest S.A.

   Conditions to the closing of the Purchase include (i) the Company's closing and obtaining financing under a senior credit facility amounting to an aggregate of $130 million arranged by Fleet Capital Corporation (the "Credit Facility") and (ii) the Company's closing and obtaining financing under a subordinated debt agreement pursuant to which the Company will have the ability to borrow up to $20 million (the "Subdebt Facility"). The closing of each of the Purchase, Credit Facility and Subdebt Facility is conditioned on the closing of the other agreements in this sentence.

   Pursuant to the Purchase and applicable law, Littlejohn Fund's director nominees will be appointed to the Board at the closing, which will occur on the day no earlier than the day which is ten days after the date of the mailing of this Statement. In connection with the transaction, the Purchasers, the Company and certain other holders of the Company's Class B Common Stock entered into a Shareholders Agreement which will enable Littlejohn Fund to retain control of the Board so long as it beneficially owns at least 25% of the Common Stock. The Board currently has five members. Pursuant to the Shareholders Agreement, one member of the current Board, Mr. Richard A. Bearse, will resign.

   The Shareholders Agreement further requires that the Board have nine directors at all times. So long as shares of Class B Common Stock are outstanding, the Board will be composed of two persons elected by the holders of the Class A Common Stock (the "Class A Directors") and seven persons elected by the holders of the Class B Common Stock (the "Class B Directors"). Pursuant to the Shareholders Agreement, Littlejohn Fund will nominate five persons to stand for election to serve as Class B Directors, and Quilvest shall nominate one person to stand for election to serve as a Class B Director. The then existing members of the Board will nominate the remaining three directors, none of whom shall be affiliates or associates (as defined in the Securities Exchange Act of 1934, as amended, or the Georgia Business Corporation Code) of Quilvest or Littlejohn. After such time as there are no Class B shares outstanding, Littlejohn Fund will retain the right to nominate five persons to stand for election to serve as directors, Quilvest shall nominate one person to stand for election to serve as a director and the remaining three directors shall be nominated in accordance with the requirements of applicable law, and none of whom shall be affiliates or associates (as defined in the Securities Exchange Act of 1934, as amended, or the Georgia Business Corporation Code) of Quilvest or Littlejohn.

   The Transaction contemplates that the terms of the Preferred Stock ultimately will entitle holders of Preferred Stock to convert their shares of Preferred Stock into the Company's common stock, which the Company will be required to register, pursuant to certain terms and conditions, and that holders of the Preferred Stock will be entitled to vote as a class with holders of the Company's common stock. However, the New York Stock Exchange requires shareholder approval of such voting and conversion rights before they become effective because the Transaction would result in the issuance of securities convertible into more than 20% of the Company's outstanding common stock; approval by the majority of a quorum of shareholders is required for issuances of such magnitude. Accordingly, the Company will, and pursuant to the terms of the Transaction is required to, conduct a special meeting of shareholders for the purpose of voting to approve such voting and conversion rights. The Purchase is not conditioned upon the receipt of such approval. The Company is preparing proxy materials for filing and distribution and anticipates that the special meeting will occur on or about May 15, 2000.

   Pursuant to the Shareholder Agreement and other related agreements, Quilvest and other holders of the Company's Class B Common Stock, who together control more than 50% of the voting power of the Company have agreed to vote to approve the aforementioned voting and conversion rights and, in connection therewith, have granted Littlejohn Fund an irrevocable proxy. Accordingly, the approval required by the New York Stock Exchange will be obtained.

   After such shareholder approval, Littlejohn Fund will beneficially own approximately 60% of the outstanding voting securities of the Company and Quilvest will beneficially own approximately 20% of the outstanding voting securities of the Company, assuming the exercise of the Warrants.

Description of Securities Currently

   As of the close of business on February 11, 2000, the Company had outstanding 5,959,534 shares of Class A Common Stock, 3,272,929 shares of Class B Common Stock and no shares of Preferred Stock. On all matters, each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes, except with respect to: (1) the election of directors, (2) certain "Going Private Transactions" (as defined in the Company's Articles of Incorporation) and (3) any other matters required by law. Holders of Class A and Class B Common Stock vote together as a single voting group on all matters, except: (1) the election of directors, where holders of Class A Common Stock, voting as a separate class, are entitled to elect two of the Company's directors, and holders of Class B Common Stock, voting as a separate class, are entitled to elect the remaining directors; and (2) other issues as heretofore indicated, where holders of all shares of Common Stock shall vote as a single voting group with each share of Class A Common Stock and Class B Common Stock entitled to one vote. The presence in person or by proxy of shares representing a majority of the votes entitled to be cast on a matter by a voting group constitutes a quorum of such voting group with regard to that matter. The Company's Articles of Incorporation do not authorize cumulative voting. Pursuant to the Company's Bylaws, the election of directors requires a majority of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. The Bylaws provide that all other matters brought before the special meeting shall be approved if the votes cast within the applicable voting group favoring the action exceed the votes cast opposing the action. Abstentions and broker non-votes will be counted in determining whether a quorum of the relevant voting group is present, but will not affect the outcome of a vote on any matter other than the election of directors. With respect to the election of directors, abstentions and broker non-votes are effectively counted as votes against the election of the relevant director.

Designees to the Board

    Name of Designee                                                         Age
    ----------------                                                         ---
   Angus C. Littlejohn, Jr..................................................  49
   Michael Ira Klein........................................................  35
   Edmund J. Feeley.........................................................  39
   Harry F. Weyher III......................................................  43
   Dixon Ray Walker.........................................................  48

   Angus C. Littlejohn has been the Chairman and Chief Executive Officer of Littlejohn & Co., LLC ("Littlejohn") since August, 1996. Littlejohn manages private equity funds focusing on control investments in under-performing companies. Prior to such time and beginning in 1988, Mr. Littlejohn was a Partner at Joseph Littlejohn & Levy, a private equity firm, in New York, New York. Mr. Littlejohn currently serves as a Director of General Trailers, Ltd., in the United Kingdom; and Perfect Fit Industries, Inc., Durakon Industries, Inc. and Jerr-Dan Corporation, each of which is a private corporation. Mr. Littlejohn is a nominee of Littlejohn Fund and will be appointed to serve as Director of the Company pursuant to the Shareholders Agreement.

   Michael Ira Klein is President of Littlejohn, a position he has held since August of 1996. Prior to such time and beginning in 1995, Mr. Klein was a private investor and a Director of S&S Industries, Inc., a privately-held company. He currently sits on the Boards of Directors of General Trailers, Ltd., in the United Kingdom; and of Perfect Fit Industries, Inc., Durakon Industries, Inc., Jerr-Dan Corporation, Keystone Automotive Operations, Inc., and KeyAutoParts.com Inc., each of which is a private corporation. Mr. Klein is a nominee of Littlejohn Fund and will be appointed to serve as Director of the Company pursuant to the Shareholders Agreement.

   Edmund J. Feeley is currently a Managing Director of Littlejohn, which he joined in November 1998. Prior to joining Littlejohn, Mr. Feeley worked with Fleer Corporation ("Fleer"), a company that manufactures, markets and distributes collectible sports and entertainment trading cards, starting in March 1996. Thereafter, Mr. Feeley served from May 1996 through November 1998 as Fleer's President and Chief Operating Officer to lead a turnaround of the operations. As part of the reorganization of Marvel Entertainment Group, Inc. ("Marvel"), Fleer filed a Chapter 11 reorganization petition in December 1996. Marvel and Fleer emerged from reorganization proceedings in October of 1998 and Fleer was sold in January of 1999. Prior to January 1996, Mr. Feeley was the Senior Vice President and General Manager of The Timberland Company, which manufactures footwear and apparel. He is currently Chairman of the Board and a Director of Jerr-Dan Corporation, a privately-held company. Mr. Feeley is a nominee of Littlejohn Fund and will be appointed to serve as Director of the Company pursuant to the Shareholders Agreement.

   Harry F. Weyher III has been the Executive Vice President of Littlejohn since August 1996. Prior to that time, from 1990 to 1996, he was the Chief Financial Officer of Gerald Metals, Inc., a privately-held metals trading and processing firm. Mr. Weyher is a director of General Trailers, Ltd., in the United Kingdom; and Perfect Fit Industries, Inc. and Durakon Industries, Inc. Mr. Weyher is a nominee of Littlejohn Fund and will be appointed to serve as Director of the Company pursuant to the Shareholders Agreement.

   Dixon Ray Walker became the President and Chief Executive Officer of Jannock Limited in 1999. He currently serves on Jannock Limited's Board of Directors. Prior to joining Jannock Limited, Mr. Walker was a management consultant at MacMillan Bloedel in 1998 and a Senior Vice President at Johns Manville Corporation from 1993 to 1997. Mr. Walker is a nominee of Littlejohn Fund and will be appointed to serve as Director of the Company pursuant to the Shareholders Agreement.

   See information for Willem F.P. de Vogel, who is a designee of Quilvest, set forth in the section on Current Directors and Officers, below.

Current Directors and Officers

   Name of Director or
   Officer                  Age Position
   -------------------      --- --------
   James R. Balkcom, Jr....  55 Chief Executive Officer and Chairman of Board
   Richard A. Bearse.......  61 Director
   Willem F.P. de Vogel....  49 Director
   Earl Dolive.............  83 Director
   W. Michael Clevy........  51 Director
   Daniel P. Herrick.......  46 President and Chief Operating Officer
   Mark S. Sellers.........  48 Vice Chairman and Chief Financial Officer
   Douglas Koch............  48 Executive Vice President

   James R. Balkcom, Jr. has been a Director of the Company since February 1996, Chairman of the Board since May 1996, and Chief Executive Officer since January 1999. Mr. Balkcom also is self-employed with J.R. Balkcom Associates, Inc., a strategic planning consulting firm. Mr. Balkcom worked from 1977 to 1997 at Techsonic Industries, Inc., a manufacturer of consumer marine electronics. At Techsonic, he served at various times as Chairman, President and Chief Executive Officer. Mr. Balkcom is also currently a Director of Century South Banks Inc., a Georgia-based bank holding company and of ARI, Inc., an auto parts remanufacturer affiliated with Three Cities Research, Inc. ("TCR"), a firm engaged in the investment and management of private capital. Mr. Balkcom also serves as chairman and director of Eufaula Bancorp, an Alabama-based bank holding company.

   Richard A. Bearse was elected to the Board of the Company in August 1997. He has been Chairman and Chief Executive Officer of Beacon Group, a diversified holding company, since January 1998. From June 1995 to December 1997, Mr. Bearse was employed by United Dominion, a diversified manufacturing company, where his last position was Senior Vice President--Mergers & Acquisitions. Mr. Bearse joined United Dominion when it acquired Flair Corp., a manufacturer of air filtration and dehydration systems, where he had been employed since January 1991. Mr. Bearse was President and Chief Executive Officer of Flair Corp. at the time of the United Dominion acquisition. Mr. Bearse also has held sales and marketing positions at B.F. Goodrich, Westinghouse Air Brake and Munsingwear.

   W. Michael Clevy was appointed to the Company's Board in June 1999. He currently serves as President and Chief Executive Officer of Desa
International, a position he has held since November 1999. Prior to such time, Mr. Clevy served as President and Chief Executive Officer of International Comfort Products, beginning in September 1994.

   Willem F.P. de Vogel has been a Director of the Company since 1999. He has been the President of TCR since 1982 and was previously a Director of the Company from 1992 until 1996. Mr. de Vogel also serves as a Director of Computer Associates International, Inc. and Morton Industrial Group, Inc. Mr. de Vogel was appointed to the Board due to his relationship to TCR and Quilvest.

   Earl Dolive has been a Director of the Company since 1993. Mr. Dolive retired as Vice-Chairman of Genuine Parts Company in 1989 after 52 years of employment there. Mr. Dolive was President of the National Automotive Parts Association ("NAPA") in 1970 and 1971. Mr. Dolive also serves as a Director of Aaron Rents and Exide Corporation, and is a Director Emeritus of Genuine Parts Company.

   Daniel P. Herrick was named President and Chief Operating Officer in 1999. From 1992 until 1999, Mr. Herrick served as President and Chief Executive Officer of Interlakes Advantage International, a management consulting firm, and previously as Senior Vice President--Operations at Revlon, and Corporate Director of Materials Management for NMB Corporation.

   Douglas Koch joined Pameco in November 1999. Most recently, Mr. Koch served as Vice President, Human Resources with Uptons Department Stores, a division of American Retail Group from 1995 until 1999. Prior to that Mr. Koch worked as Director, Staffing and Development with the Sports Authority 1994 to 1995.

   Mark S. Sellers was named Vice Chairman and Chief Financial Officer in 1999. Mr. Sellers served as Chairman, President, Chief Executive Officer, and Director of Southwest Supermarkets, L.L.C. from December 1997 to March 1999. Previously, he had held similar positions with SGSM, L.L.C. from February 1997 to October 1998 and Bay Area Foods, Inc. & BAF Holding Co. from November 1995 to April 1999. Mr. Sellers also has served as Managing General Partner and President of CWS Company since March 1992.

Certain Relationships and Related Transactions

   As described under the heading "Description of Transaction," the Purchasers will engage in the purchase of the Preferred Stock and Warrants as described in this Information Statement.

   In March 1997, Mr. Balkcom, a director of the Company, purchased 62,500 shares of Class A Common Stock from the Company at a purchase price of $9.60 per share for an aggregate purchase price of $600,000, which was financed by Mr. Balkcom's issuance of a $600,000 promissory note to the Company. The promissory note bears interest at the applicable federal rate, is secured by the Class A Common Stock purchased and is a full recourse note. The principal of the note is payable in full on March 10, 2002. The applicable federal rate is based upon the yield to maturity of outstanding marketable obligations of the United States of similar maturities during the one-month period ending on the fourteenth day of the month preceding the month for which the rates are applicable. The Internal Revenue Service publishes the applicable federal rates for each month in the Internal Revenue Bulletin. The applicable federal rate for January 2000 was 5.76%. On January 8, 1999, the Company forgave one-third of Mr. Balkcom's indebtedness to the Company, and on January 8, 2000, the Company forgave another one-third of the indebtedness. The remaining portion of the indebtedness will be forgiven if Mr. Balkcom remains in his present position until January 8, 2001. The largest amount outstanding under the promissory note during Fiscal 1999 was $600,000, and the amount currently outstanding is $200,000.

   Pursuant to the terms of an Advisory Agreement dated March 1, 1997, the Company engaged TCR as the Company's financial advisor. Pursuant to the agreement, TCR provides advisory services to the Company and makes certain of its employees available to advise the Company on financial matters. Under the agreement, the Company pays TCR an annual fee of $50,000 and reimburses TCR for its out-of-pocket expenses. The Company also has agreed to indemnify TCR against liabilities arising out of TCR's engagement. Mr. de Vogel, a Director, is President of TCR. Messrs. Wagner and Weld, both of whom were directors of the Company during Fiscal 1999, are each Managing Directors of TCR. The Advisory Agreement extends through February 28, 2002, unless terminated by the Company under certain circumstances. Effective upon the closing of the Purchase, the Advisory Agreement will terminate.

Material Pending Legal Proceedings

   From time to time, the Company is involved in claims and legal proceedings, which arise in the ordinary course of its business. The Company intends to defend vigorously all such claims and does not believe any such matters would have a material adverse effect on the Company's results of operations or financial condition. Currently, the Company has no pending legal proceedings in which a director, officer or owner of 5% or more of the Company's securities is an adverse party to the Company.

Committees and Meetings of the Board

   The Board held nine meetings during the last complete fiscal year ending February 28, 1999 ("Fiscal 1999"). All incumbent directors attended more than 75% of the aggregate number of meetings of the Board and of those board committees on which they served in Fiscal 1999, with the exception of Mr. Bulkin, who attended 73.0% of such meetings, and Mr. Weld, who attended 60.0% of such meetings. The Board has an Audit Committee, a Compensation Committee and a Nominating Committee, and may form other committees from time to time as circumstances warrant. Such committees will have authority and responsibility as delegated by the Board. The Strategic Planning Committee, which held only one meeting during Fiscal 1999, has been discontinued.

   The Audit Committee makes recommendations concerning the engagement of the Company's independent public accountants, reviews the plans and results of the audit engagement with the independent public accountants, approves professional services provided by the independent public accountants, reviews the independence of the independent public accountants, considers the range of audit and non-audit fees and reviews the adequacy of the Company's internal accounting controls. Directors Braswell, Dolive and Wagner were members of the Audit Committee during Fiscal 1999. During that period, the Audit Committee met two times.

   The Compensation Committee administers the Company's stock option plans and recommends compensation for the Company's executive officers. The Compensation Committee was comprised of Directors Bulkin (Chairman), Dolive and Wagner during Fiscal 1999, and met one time during such period.

   The Nominating Committee selects potential candidates for director and recommends candidates to the Board. It also makes recommendations to the Board concerning the structure and membership of the other Board Committees. Until January 1999, the Nominating Committee consisted of Directors Wagner (Chairman), Balkcom, Bearse and Gurbacki. Mr. Gurbacki resigned from the Nominating Committee in January 1999 and was not replaced during Fiscal 1999. The Nominating Committee met two times in Fiscal 1999. This committee will consider shareholder nominations for members of the Board sent in the manner prescribed by the Company's Bylaws to James R. Balkcom, Jr., Chairman, Pameco Corporation, 1000 Center Place, Norcross, Georgia 30093.

   The Strategic Planning Committee reviewed and made recommendations regarding the Company's stated strategic objectives. The Strategic Planning Committee consisted of Directors Balkcom, Braswell, Bulkin, Gurbacki and Weld. During Fiscal 1999, the Strategic Planning Committee met one time.

Section 16(a) Beneficial Ownership Compliance:

   All directors, officers and Beneficial Owners, as defined pursuant to
Section 13(d) of the Securities Exchange Act of 1934, holding greater than 10% of a registered class of the Company's equity securities, have complied with all Section 16(a) rules regarding the purchase and sales of stocks.

Executive Compensation

 Summary Compensation Table

   The following table sets forth a summary of annual and long-term compensation paid or accrued by the Company for services rendered to the Company in the previous three fiscal years by all persons who served as the Company's Chief Executive Officer during Fiscal 1999 and the five other most highly compensated executive officers (the "named executive officers") whose aggregate individual salaries and bonuses exceeded $100,000 during Fiscal 1999.

                                                                        Long-term
                  Annual Compensation                              Compensation Awards
--------------------------------------------------------    ----------------------------------
                              Fiscal                        Securities Underlying  All Other
Name and Principal Position    Year   Salary    Bonus            Options (#)      Compensation
---------------------------   ------ -------- ----------    --------------------- ------------
James R. Balkcom, Jr. (1)      1999  $212,500        --                --           $200,000(2)
 Chief Executive Officer       1998  $161,634        --                --           $ 20,000(3)
 and Director
Gerald V. Gurbacki (1)         1999  $400,000        --                --           $274,642(5)
 Chief Executive Officer       1998  $399,892 $  125,000               --           $147,526(6)
 and Director                  1997  $310,512 $1,250,000(4)        515,625          $    369(7)
Jerry W. Bowman (8)            1999  $287,500 $  200,000           175,000          $  4,324(7)
 Chief Operating Officer
Theodore R. Kallgren (9)       1999  $158,302        --             25,000          $  1,134(7)
 Chief Financial Officer,      1998  $138,678 $   32,655               --           $    469(7)
 Vice President and Secretary  1997  $121,385 $  187,411(4)          9,375               --
Mark L. Davison (10)           1999  $167,180        --             25,000          $    704(7)
 Chief Information Officer     1998  $140,947 $   45,528            10,000          $    132(7)
                               1997  $ 83,077 $   98,771(4)          9,375               --
Jeffrey S. Ruege (11)          1999  $173,982 $   17,800            25,000          $  1,005(7)
 Vice President and General    1998  $141,193 $   40,606            10,000          $    173(7)
 Manager-Strategic             1997  $122,714 $  174,326(4)          9,375          $     29(7)
 Business Units
Richard J. Marshuetz (12)      1999  $137,539        --            100,000          $ 17,380(13)
 Executive Vice President

--------
(1) Mr. Gurbacki served as the Company's Chief Executive Officer until January 1999, at which time Mr. Balkcom was named to such position.
(2) Represents portion of indebtedness to the Company that was forgiven as of January 8, 1999. See "Certain Relationships and Related Transactions".
(3)  Represents gain realized upon the exercise of non-qualified stock options.
(4) Includes bonuses granted pursuant to the Company's bonus plan and a one-time special cash bonus, which accrued in fiscal 1997, although a percentage of the bonus may not be paid until subsequent fiscal years.
(5) Represents $2,642 in life insurance premiums paid by the Company and $272,000 realized upon the exercise of non-qualified stock options.
(6) Represents $1,526 in life insurance premiums paid by the Company and $146,000 realized upon the exercise of non-qualified stock options.
(7)  Represents life insurance premiums paid by the Company.
(8)  Mr. Bowman was employed by the Company until December 31, 1999.
(9)  Mr. Kallgren was employed by the Company until May 28, 1999.
(10)  Mr. Davison was employed by the Company until February 1999.
(11)  Mr. Ruege was employed by the Company until August 31, 1999.
(12)  Mr. Marshuetz was employed by the Company until January 1999.
(13) Includes $14,331 in reimbursement of relocation expenses and $3,049 in life insurance premiums paid by the Company.

Severance Pay:

   The following summarizes all severance payments made since the beginning of the last fiscal year:

                                                           Payment   Payment
          Name                  Principal Position        Start Date End Date Total Payment
          ----           -------------------------------- ---------- -------- -------------
Gerald V. Gurbacki...... Chief Executive Officer            01-99     01-01   $  430,758.36
Theodore R. Kallgren.... Chief Financial Officer            06-99     11-99   $   73,200.00
Mark L. Davison......... Chief Information Officer          03-99     08-99   $   81,600.00
Jeffrey S. Ruege........ Vice President & General Manager   10-99     03-00   $   89,000.08
Richard J. Marshuetz.... Executive Vice President           03-99     04-01   $  520,000.00
Jerry W. Bowman......... Chief Operating Officer            01-00     01-00   $  223,750.00
                                                                              -------------
                                                                              $1,418,308.44
                                                                              =============

Options Granted in Last Fiscal Year

   The following table summarizes certain information regarding stock options to purchase Class A Common Stock granted to the named executive officers during Fiscal 1999. No options were granted to purchase shares of Class B Common Stock. Pursuant to the Company's Employee Stock Option Plan, options not exercised prior to an executive officer's termination expire immediately.

                             Individual Grants
---------------------------------------------------------------------------
                                                                            Potential Realizable
                                                                              Value at Assumed
                                           Percent of                       Annual Rates of Stock
                            Number of    Total Options  Exercise             Price Appreciation
                           Securities      Granted to     Base                 for Option Term
                           Underlying      Employees     Price   Expiration ---------------------
   Name                  Options Granted in Fiscal Year  ($/Sh)     Date        5%         10%
   ----                  --------------- -------------- -------- ---------- ---------- -----------
Jerry W. Bowman.........     175,000(1)       36.1%     $19.6250  04/05/03  --         --
Theodore R. Kallgren....      25,000(1)       5.2%      $19.4375  06/24/03  --         --
Jeffrey S. Ruege........      25,000(1)       5.2%      $19.4375  06/24/03  --         --

--------
(1) Granted pursuant to Employee Stock Option Plan (Plan I). These options expired when Messrs. Bowman, Kallgren and Ruege terminated their employment with the Company.

Aggregated Option Exercises and Fiscal Year-End Option Values

   The following table provides certain information about stock options exercised by the named executive officers in Fiscal 1999 and the year-end values of stock options held by the named executive officers on February 28, 1999. All information relates to shares of Class A Common Stock.

                                                       Number of Securities                   Value of Unexercised
                           Shares                 Underlying Unexercised Options              In the-Money Options
                         Acquired on                  at Fiscal Year-End (#)                 at Fiscal Year End ($)
                          Exercise      Value     ---------------------------------------   -------------------------
         Names               (#)     Realized ($)  Exercisable            Unexercisable     Exercisable Unexercisable
         -----           ----------- ------------  -----------           ----------------   ----------- -------------
Gerald V. Gurbacki......   229,375     $569,579     209,375                             --    $60,195        --
Jerry W. Bowman.........       --           --                       (1)                --        --         --
Theodore R. Kallgren....     4,562     $ 41,042                      (1)                --        --         --
Jeffrey S. Ruege........     4,578     $ 28,877                      (1)                --        --         --

--------
(1) These options expired when Messrs. Bowman, Kallgren and Ruege terminated their employment with the Company.

Director Compensation

   In Fiscal 1999, the Company paid each non-employee Director, other than Directors employed by TCR, fees of $2,500 per board meeting attended in person (or $250 per meeting in which they participate by telephone) and $1,000 per committee meeting attended. Only one fee is paid if a committee meeting is held in conjunction with a full board meeting. Directors are reimbursed for their out-of-pocket expenses incurred in connection with their service on the Board. In addition, in Fiscal 1998, the Company entered into an agreement to pay Mr. Balkcom $175,000 in exchange for his agreement to devote approximately 65.0% of his time to the Company's business.

   It is the Company's policy to grant to eligible non-employee Directors non-qualified options to purchase shares of Class A Common Stock under the Company's Non-Employee Directors Stock Option Plan (the "Directors Plan") administered by the Company's Compensation Committee. Options to purchase 2,500 shares of Class A Common Stock are awarded twice a year upon the release of the fiscal year results and upon the release of the fiscal second quarter results. On September 24, 1998, the Company granted each of Messrs. Bearse, Braswell, Bulkin, Dolive and Pfeffer options to acquire 2,500 shares of Class A Common Stock under the Directors Plan at an exercise price of $16.00 per share. Additionally, 1,000 shares of unrestricted Class A Common Stock are granted to each eligible non-employee Director annually on the date of the annual shareholders' meeting. Messrs. Bearse, Braswell, Bulkin and Dolive each received 1,000 shares of Class A Common Stock on June 25, 1998.

Compensation Committee Report

   The Compensation Committee of the Board, a committee composed entirely of non-officer and non-employee directors, is responsible for administering the Company's Employee Stock Option Plans and the Directors Plan, and for recommending the compensation of the Company's executive officers. All decisions by the Compensation Committee, except the administration of and grants under the Company's Employee Stock Option Plans, are subject to review and approval by the full Board.

   The Company's executive compensation philosophy and specific compensation plans tie a significant portion of each executive's compensation to the Company's success in meeting specific profit, growth and performance goals. The Company's compensation objectives include attracting and retaining the best possible executive talent, motivating executive officers to achieve the Company's performance objectives, rewarding individual performance and contributions, and linking executives' and shareholders' interest through equity-based plans.

   The Company's executive compensation consists of three key components: base salary, annual incentive compensation and stock options, each of which is intended to complement the others and, taken together, to satisfy the Company's compensation objectives. The Compensation Committee's policies with respect to each of the three components are discussed below.

   Base Salary. In the early part of each fiscal year, the Compensation Committee reviews the base salary of the Chief Executive Officer ("CEO") and the recommendation of the CEO with regard to the base salary of all other executive officers of the Company and approves, with any modifications it deems appropriate, annual base salaries for each of the executive officers. Recommended base salaries of the executive officers, other than the CEO, are based on an evaluation of the individual performance of the executive officer, including satisfaction of annual objectives. The recommended base salary of the CEO is based on achievement of the Company's annual goals relating to financial objectives, including earnings growth and return on capital employed, and an evaluation of individual performance.

   Recommended base salaries of the executive officers are also based in part upon an evaluation of the salaries of those persons holding comparable positions at comparable companies.

   Annual Incentive Compensation. The Company's CEO is entitled to participate in an incentive bonus plan which provides for the payment of annual bonuses in cash based on the relative success of the Company in attaining certain financial objectives established from time to time by the Compensation Committee and/or the Board. The Compensation Committee will consider incentive payments to the CEO of up to 100% of his annual base salary. No incentive payment was made to the CEO for Fiscal 1999. For the fiscal year ending February 29, 2000 ("Fiscal 2000"), the Chairman is eligible for an annual bonus equal to eight percent of the difference between pre-tax earnings for the fiscal year minus ten percent of the shareholders' equity at the beginning of the year. The Chairman's maximum bonus potential for Fiscal 2000 is $500,000.

   The Company's remaining executive officers (other than the CEO) are entitled to participate in a discretionary incentive bonus plan which provides for the payment of annual bonuses in cash, stock or a combination thereof, based on the guidelines described below. The Compensation Committee will consider aggregate incentive cash and stock bonus payments to the executive officers, as a group, of up to 50% of the aggregate annual executive base salaries, and will consider bonus payments to be paid in stock in excess of 50% of the aggregate annual executive base salaries. In aggregate, in the twelve months ended February 28, 1999, the Compensation Committee awarded executive cash bonuses under this plan equal to approximately 23.6% of the aggregate executive base salaries.

   The Compensation Committee has set the following guidelines: a bonus pool of approximately 50% of the aggregate executive base salaries is created based on growth in operating earnings. Distribution of approximately 90% of the pool is based on the achievement by the Company of certain financial objectives including (1) revenue increase, (2) inventory turns and (3) operating profit. The balance of the pool (approximately 10%) is distributed based on subjective factors which may include such items as development of the management team and overall shareholder satisfaction with management.

   Stock Options. The primary objective of the stock option program is to link the interests of the executive officers and other selected employees of the Company with those of the shareholders through significant annual grants of stock options. The aggregate number of options recommended by the Compensation Committee is based on practices of the same comparable companies utilized for determining base salary, while actual stock option grants reflect each individual's expected long-term contribution to the success of the Company. The Compensation Committee made the following grants of stock options to named executive officers in Fiscal 1999:

                                                 Date of
            Name                                  Grant   Shares
            ----                                 -------- -------
         Jerry W. Bowman........................ 04/05/98 175,000
         Theodore R. Kallgren................... 06/25/98  25,000
         Jeffrey S. Ruege....................... 06/25/98  25,000

   Since each of Mr. Bowman, Mr. Kallgren and Mr. Ruege terminated his employment with the Company, these options have expired.

   Stock Purchase Plan. The named executive officers and certain other qualified employees of the Company and its subsidiaries are also eligible to purchase shares of Class A Common Stock on a quarterly basis through payroll deductions under the Company's Stock Purchase Plan (the "Stock Purchase Plan"). The Stock Purchase Plan is administered by the Employee Stock Purchase Plan Administration Committee, which is designated by the Board and is currently comprised of Paul K. Bois, Theodore R. Kallgren and Mary M. McCulley. The price to be paid for a share of Class A Common Stock under the plan is 85% of the Fair Market Value (as defined in the Stock Purchase Plan) of a share of Class A Common Stock. The amount of any participant's payroll deductions made pursuant to the Stock Purchase Plan may not exceed ten percent of such participant's total annual compensation and may not exceed $25,000 per year. A maximum of 500,000 shares of Class A Common Stock, including a maximum of 100,000 shares in any calendar year, may be issued under the Stock Purchase Plan. The Stock Purchase Plan may be terminated or amended by the Company's Board; provided, however, that no such amendment shall (1) disqualify the Stock Purchase Plan under Section 423 of the Internal Revenue Code; (2) increase the aggregate number of shares of Class A Common Stock which may be purchased pursuant to the Stock Purchase Plan; or (3) change the designation of corporations whose employees may participate in the Stock Purchase Plan. Any amendment to the Stock Purchase Plan which would effect the actions described in clauses (2) or
(3) above must be approved by the Company's shareholders. The Stock Purchase Plan is intended to qualify under Sections 421 and 423 of the Internal Revenue Code. In accordance therewith, no income will be recognized by a participant when shares are acquired pursuant to the Stock Purchase Plan. With certain exceptions, when a participant disposes of such shares, he or she will recognize a capital gain equal to the difference between the acquisition price and the amount realized on such disposition. The Company will not be allowed to take a deduction with respect to any shares transferred to a participant pursuant to the Stock Purchase Plan. The following named executive officer acquired shares under the Stock Purchase Plan during Fiscal 1999:

                 Name                           Shares
                 ----                           ------
             Theodore R. Kallgren.............. 1,321

   Employment and Change of Control Agreements. On January 13, 1999, the Company and Mr. Gurbacki entered into a Retirement Agreement and General Release. Mr. Gurbacki retired as of January 8, 1999, and is eligible to receive supplemental retirement pay in an aggregate amount of $800,000, paid in equal installments over the next two years. Mr. Gurbacki elected to receive coverage (at his expense, except during the period he receives retirement pay) for himself and his dependents under the Company's group health plan until the earlier of (a) Mr. Gurbacki's sixty-fifth birthday or (b) his becoming eligible to participate in a group health plan sponsored by another employer. Additionally, Mr. Gurbacki was required to exercise one half of his remaining stock options (209,375 shares) by March 4, 1999, or forfeit such options to the Company. He will have until January 7, 2001, to exercise the remaining stock options for 209,375 shares or forfeit such options to the Company. Mr. Gurbacki is prohibited from post-separation competition with the Company for a period of two years from his retirement date.

   As of January 11, 1999, Mr. Balkcom agreed to expand his role by assuming the title of President and Chief Executive Officer, while also maintaining his position as Chairman of the Board. Mr. Balkcom's compensation has been increased to $500,000 per year for a term of three years, with a bonus potential of $500,000 per year, payable in cash. Additionally, under certain conditions, the Company has agreed to forgive Mr. Balkcom's indebtedness to the Company over a period of time. See "Certain Relationships and Related Transactions."

   Mr. Balkcom received a restricted stock award composed of 200,000 shares of restricted Class A Common Stock on May 6, 1999. The stock vests incrementally over a three-year period and is subject to forfeiture if Mr.Balkcom is not employed as Chief Executive Officer of the Company until January 1, 2002.

   Mr. Bowman entered into a severance agreement with the Company on December 31, 1999. Pursuant to that agreement, the Company agreed to pay Mr. Bowman a sum of $223,750 over a one-month period. The last payment was made pursuant to the severance agreement, on January 29, 2000.

   The Company has entered into severance agreements with each of the Company's other named executive officers providing for six months severance benefits in the event they are terminated without cause.

   This report is submitted by the members of the Compensation Committee of the
Board:

                             Compensation Committee
                          Michael H. Bulkin, Chairman
                                  Earl Dolive
                               H. Whitney Wagner

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

   No member of the Compensation Committee was, during Fiscal 1999, an officer or employee of the Company or any of its subsidiaries, or was formerly an officer of the Company or any of its subsidiaries.

   H. Whitney Wagner, a member of the Compensation Committee during Fiscal 1999, is a Managing Director of TCR. The Company has entered into an Advisory Agreement with TCR pursuant to which the Company has agreed to pay TCR a fee of $50,000 per annum for advisory services and to reimburse TCR for out-of-pocket expenses approved in advance, for a five-year period ending on February 28, 2002. See "Certain Relationships and Related Transactions."

   During Fiscal 1999, no executive officer of the Company served as: (1) a member of the Compensation Committee (or other board committee performing equivalent functions, or in the absence of such a committee, the entire Board) of another entity, one of whose executive officers served on the Compensation Committee of the Board, (2) a director of another entity, one of whose executive officers served on the Compensation Committee of the Board, or (3) a member of the Compensation Committee (or other board committee performing equivalent functions, or in the absence of such a committee, the entire Board) of another entity, one of whose executive officers served as a director of the Company.

Security Ownership Of Certain Beneficial Owners And Management

   The following table sets forth certain information, accurate as of January 12, 2000, regarding shares of Common Stock of the Company owned of record or beneficially by each director and nominee for director, each executive officer named in the Summary Compensation Table in this Information Statement, all directors and executive officers as a group, and each person known to the Company to beneficially own more than five percent of either class of the Company's outstanding Common Stock. Except as set forth in the footnotes to the table below, each of the shareholders identified in the table below has sole voting and investment power over the shares beneficially owned by such person.

                               PAMECO CORPORATION
                 COMMON STOCK OWNERSHIP AS OF FEBRUARY 11, 2000

                                           Class A Common Stock  Class B Common Stock
                                          --------------------- --------------------- Percent of Percent of
                                          Beneficial Percent of Beneficial Percent of   Voting     Shares
 Name and Address (1)                     Ownership   Class A   Ownership   Class B     Power    Outstanding
 --------------------                     ---------- ---------- ---------- ---------- ---------- -----------
James R. Balkcom, Jr. (2)...............    267,131      4.5%        --        --           *        2.9%
Richard A. Bearse (3)...................     12,250        *         --        --           *          *
Jerry W. Bowman.........................        --         *         --        --           *          *
W. Michael Clevy (4)....................      3,025        *         --        --           *          *
Mark L. Davison.........................      3,892        *         --        --           *          *
Willem F. P. de Vogel (5)...............    128,679      2.1%    122,379       3.7%       3.2%       1.4%
Earl Dolive (6).........................      7,875        *         --        --           *          *
Gerald V. Gurbacki (7)..................    286,251      4.6%        --        --           *          *
Daniel P. Herrick (8)...................     33,334        *         --        --           *          *
Theodore R. Kallgren (14)...............     24,795        *         --        --           *          *
Douglas Koch (8)........................     10,000        *         --        --           *          *
Jeffrey S. Ruege........................     38,575        *         --        --           *          *
Mark S. Sellers (8).....................     20,000        *         --        --           *          *
  Directors and Executive Officers
    as a group (13 persons).............    835,807     12.8%    122,379       3.7%       4.9%       8.6%
Dimensional Fund Advisors, Inc. (9).....    320,700      5.4%        --        --         --         3.5%
Capital Guardian Trust Company (10).....    322,500      5.4%        --        --         --         3.5%
Royce and Associates, Inc. (11).........    461,600      7.7%
The Kaufman Fund, Inc. (12).............    474,200      8.0%        --        --         1.2%       5.1%
Quilvest American Equity, Ltd. (13).....  1,850,000     27.2%    846,217      25.9%      24.5%      20.1%

--------
Notes:
 (*) Represents less than one percent of the outstanding Class A Common Stock,
     Class B Common Stock, Voting Power or Total Shares Outstanding.
 (1) Unless otherwise indicated, the address of the persons named above is: care of Pameco Corporation, 1000 Center Place, Norcross, Georgia 30093.
 (2) Includes 35,113 shares held by Mr. Balkcom's wife. Mr. Balkcom disclaims beneficial ownership of the shares owned by his wife. Also includes 110,000 shares of restricted Class A Common Stock that are subject to forfeiture. See "Employment and Change of Control Agreements."
 (3) Includes currently exercisable options to purchase 10,450 shares.
 (4) Includes currently exercisable options to purchase 1,700 shares.
 (5) Includes 6,300 shares held by Mr. de Vogel's minor children and 122,379 shares of Class B Common Stock that are convertible on a one-to-one basis to Class A Common Stock. Mr. de Vogel shares voting and dispositive powers with respect to the shares held by his minor children with his wife.
 (6) Includes currently exercisable options to purchase 4,260 shares.
 (7) Includes currently exercisable options to purchase 209,375 shares.
 (8) Represents currently exercisable options to purchase shares pursuant to employment agreements negotiated prior to the record date, but only effective thereafter.
 (9) Has indicated in filings with the Securities and Exchange Commission that all shares are held for investment purposes only and not with the intent of effecting a change of control. The address of Dimensional Fund Advisors, Inc. is 1299 Ocean Ave., 11th Floor, Santa Monica, California 90401.
(10) Has indicated in filings with the Securities and Exchange Commission that all shares are held for investment purposes only and not with the intent of effecting a change of control. The address of Capital Guardian Trust Company is 11100 Santa Monica Boulevard, Los Angeles, California 90025.

(11) Has indicated in filings with the Securities and Exchange Commission that all shares are held for investment purposes only and not with the intent of effecting a change of control. The address of Royce & Associates, Inc. is 1414 Avenue of the Americas, New York, New York 10019.
(12) Has indicated in filings with the Securities and Exchange Commission that all shares are held for investment purposes only and not with the intent of effecting a change of control. The address of The Kaufmann Fund, Inc. is 140 East 45th Street, 43rd Floor, New York, New York 10017.
(13) Has indicated in filings with the Securities and Exchange Commission that all shares are held for investment purposes only and not with the intent of effecting a change of control. Includes 846,217 shares of Class B Common Stock that are convertible on a one-to-one basis to Class A Common Stock. The address of Quilvest American Equity Ltd. is P.O. Box 71, Road Town, Tortola, British Virgin Islands.
(14)  Includes 1,600 shares held jointly with Mr. Kallgren's wife.